Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261810

Prospectus Supplement No. 4
(to Prospectus dated April 14, 2022)

344,871,956 Shares of Class A Common Stock
Up to 12,669,300 PIPE Warrants
Up to 257,500 Private Placement Warrants
Up to 1,300,000 OTM Warrants
Up to 28,750 Underwriter Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 14, 2022 (the “Prospectus”) related to (i) the resale by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 73,832,500 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (ii) the issuance by us of up to 5,750,000 shares of Class A Common Stock upon exercise of the warrants issued to the public as part of the units in our initial public offering (the “Public Warrants”), (iii) the issuance by us and resale by the Selling Securityholders of up to (A) 12,669,300 shares of Class A Common Stock upon exercise of the warrants (the “PIPE Warrants”) that were issued to certain qualified institutional buyers and accredited investors pursuant to subscription agreements dated as of August 17, 2021, (B) 1,300,000 shares of Class A Common Stock upon exercise of the warrants (the “OTM Warrants”) originally issued to Aldel Investors LLC and FG SPAC Partners LP in a private placement in connection with our initial public offering, (C) 28,750 shares of Class A Common Stock upon exercise of the warrants (the “Underwriter Warrants”) originally issued to ThinkEquity LLC in connection with our initial public offering, and (D) 257,500 shares of Class A Common Stock upon exercise of the warrants (the “Private Placement Warrants” and, together with the Public Warrants, the PIPE Warrants, the OTM Warrants and the Underwriter Warrants, the “Warrants”) originally issued in a private placement in connection with our initial public offering, (iv) the issuance by us and resale by the Selling Securityholders of up to 251,033,906 shares of Class A Common Stock issuable upon exchange of shares of Class V common stock of the Company and Hagerty Group Units, and (v) the resale by the Selling Securityholders of up to 12,669,300 PIPE Warrants, 1,300,000 OTM Warrants, 257,500 Private Placement Warrants, and 28,750 Underwriter Warrants, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261810). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 8-K filed with the SEC on August 10, 2022, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
We are also a “controlled company” within the meaning of the NYSE Listing Rules and, as a result, we qualify for exemptions from certain corporate governance requirements.
You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock and our Public Warrants are listed on the New York Stock Exchange under the symbols “HGTY” and “HGTY.WT,” respectively. On August 9, 2022, the closing price of our Class A Common Stock was $11.32 and the closing price for our Public Warrants was $3.21.
INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

August 9, 2022
Date of Report (date of earliest event reported)

HAGERTY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40244	86-1213144
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 Drivers Edge
Traverse City, Michigan 49684
(Address of principal executive offices and zip code)

(800) 922-4050
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HGTY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HGTY.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01     Entry into a Material Definitive Agreement

On August 9, 2022 Hagerty, Inc. (the "Company") entered into a Contribution and Exchange Agreement (the "Contribution Agreement") with The Hagerty Group, LLC, a subsidiary of the Company ("OpCo"), Broad Arrow Group, Inc., a Delaware corporation in which OpCo owns a 39.74% ownership interest ("Broad Arrow"), Broad Arrow Holdings LLC, a Delaware limited liability company and stockholder of Broad Arrow (a Contributor, as defined in the Contribution Agreement), the Contributor Representative (as defined in the Contribution Agreement), and each other Contributor party thereto. The Contributors party to the Contribution Agreement constitute all of the equityholders of Broad Arrow other than OpCo. In January 2022, OpCo purchased 39.74% of the outstanding capital stock of Broad Arrow for a purchase price of $15.25 million and entered into a joint venture with Broad Arrow to enhance the Company's portfolio of automotive-focused offerings. Pursuant to the Contribution Agreement, at the closing, the Contributors will contribute all of the remaining 60.26% of the issued and outstanding shares of common stock in Broad Arrow (the "Broad Arrow Common Stock") to OpCo in exchange for equity interests in OpCo and the Company pursuant to a valid exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Board of Directors of the Company (the "Company Board") approved the Contribution Agreement and the transactions contemplated thereby (the "Transaction"). Upon the consummation of the Transaction, Broad Arrow will be a wholly-owned subsidiary of OpCo, and the Company and Broad Arrow expect to further leverage their respective product offerings and continue to build the Hagerty Marketplace, a proprietary digital platform to facilitate buying, selling and financing of collector vehicles.

Subject to the terms of the Contribution Agreement and at the closing, each share of Broad Arrow Common Stock then outstanding will be exchanged for: (i) in the case of Domestic Contributors (as defined in the Contribution Agreement), membership units of OpCo (the "Units" and such consideration, the "Unit Consideration"), or (ii) in the case of Foreign Contributors (as defined in the Contribution Agreement), shares of Class A common stock, par value $0.0001, of the Company (the "Company Shares" and such consideration, the "Stock Consideration"), as applicable, equal to the quotient obtained by dividing (x) $2.8013 by (y) the 20-day volume-weighted average price of the Company Shares calculated as of the trading day immediately prior to the closing, August 15, 2022. The Transaction is structured such that: (i) the contribution of Broad Arrow Common Stock to OpCo by the Domestic Contributors in exchange for the Unit Consideration will qualify as a tax-free contribution governed by Section 721 of the Internal Revenue Code; and (ii) the contribution of Broad Arrow Common Stock to OpCo by the Foreign Contributors in exchange for the Stock Consideration, among other things, will be treated as transactions described in Treasury Regulations §§ 1.1032-3(c) and 1.1032-3(e) (Example 3). The Contribution Agreement provides certain registration rights to the Contributors that obligate the Company to register the resale of the Company Shares underlying the Stock Consideration with the Securities and Exchange Commission (the "SEC") on the Company's next registration statement.

McKeel Hagerty, Paul Rehrig and Kenneth Ahn are members of the Board of Directors of Broad Arrow (the "Broad Arrow Board"). Mr. Hagerty is the Chief Executive Officer of the Company and a member of the Company Board. Mr. Rehrig is an employee of the Company, as President of Hagerty Media and Entertainment, and participated in the negotiations of the Transaction on the Company's behalf. Mr. Ahn is both an employee of the Company, as President of Hagerty Marketplace, and an employee of Broad Arrow, as Chief Executive Officer of Broad Arrow, and participated in the negotiation of the Transaction on behalf of Broad Arrow. These relationships and related conflicts of interest were fully disclosed to the Broad Arrow Board and the Company Board, respectively. Both the Broad Arrow Board and the Company Board determined it was in the best interest of Broad Arrow and the Company and their respective stockholders, that Mr. Hagerty, Mr. Rehrig and Mr. Ahn recuse themselves from any further substantive Broad Arrow Board and Company Board voting related to the Transaction and the resolutions authorizing the same. As a result of the Transaction, Mr. Ahn, as with other Broad Arrow owners (aside from the Company), will (indirectly through one or more investment vehicles) receive Units in OpCo under the Contribution Agreement.

Closing of the Transaction is subject to customary deliverables and satisfaction of customary conditions to closing and expected to occur within five (5) business days.

The foregoing description of the Contribution Agreement is not complete and is qualified in its entirety by the text of the Contribution Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Contribution Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Broad Arrow. The Contribution Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Contribution Agreement or other specific dates as well as customary indemnification for transactions of this nature. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Contribution Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision. The representations and warranties in the Contribution Agreement should not be relied upon as characterizations of the actual state of facts about the Company or Broad Arrow.

ITEM 7.01 Regulation FD Disclosure.

On August 10, 2022, the Company issued a press release announcing the execution of the Contribution Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Pursuant to General Instruction B.2 of Form 8-K, the information in this Item 7.01 of Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise be subject to the liabilities of that section, nor is it incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Cautionary Notice Regarding Forward Looking Statements

The Company makes forward-looking statements in this Current Report on Form 8-K. All statements, other than statements of present or historical fact included in or incorporated by reference in this Current Report on Form 8-K, regarding the Company's future financial performance, as well as the Company's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Current Report on Form 8-K, the words "aim," "anticipate," "believe," "estimate," "expect," "forecast," "intend," "likely," "outlook," "plan," "potential," "project," "projection," "seek," "can," "could," "may," "should," "would," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

These forward-looking statements are based on information available as of the date of this Current Report on Form 8-K, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 9.01     Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1*
Contribution and Exchange Agreement, dated August 9, 2022, by and among Hagerty, Inc., The Hagerty Group, LLC, Broad Arrow Group, Inc., Broad Arrow Holdings LLC, each other Contributor party thereto, and the Contributor Representative party thereto.

99.1	Press Release, Dated August 10, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL)

*The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAGERTY, INC.

Date: August 10, 2022	/s/ Barbara E. Matthews
Barbara E. Matthews
SVP, General Counsel and Corporate Secretary